J Sainsbury plc

82-913

03 MAR 25 AM 7:21

03007666

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Fi
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 March 2003

SUPPL

Dear Sir

J Sainsbury plc Board Succession

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 14 March 2003 in respect of J Sainsbury Board Succession.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/27

Registered office as above
Registered number 185647 England

J SAINSBURY plc ANNOUNCES BOARD SUCCESSION

The Board of J Sainsbury plc ("the Group") today announces that Sir George Bull has agreed to extend his tenure as Chairman until 28 March 2004. At the request of the Board, Sir Peter Davis has also agreed to extend his time with the Group and will assume the role of Chairman on 29 March 2004. As part of the same process the Group will be initiating a search for an independent non-executive Deputy Chairman, a new role for the Group, to be appointed during 2004 with the intention that this individual will in due course become non-executive Chairman.

These appointments will maintain the momentum of the Group's successful business transformation programme and ensure management continuity in the next eighteen to twenty-four months. The Group will start a formal recruitment process later this year with a view to appointing a new Chief Executive either internally or externally by March 2004.

Sir Peter Davis rejoined the Group in January 2000 on a four year contract ending in March 2004. Following discussions between Peter and the Board during the second half of 2002, he announced on 13 January 2003 that he had agreed in principle to stay on at the Group to provide continuing leadership for the company's recovery plans and to ensure effective management succession and handover.

In conjunction with the Board's decision to appoint Sir Peter Davis as Chairman from 29 March 2004, it believes it is now appropriate to award a package of restricted shares in J Sainsbury plc in respect of his extended term of office. This will be in the form of conditional awards of shares to be released on 31 July 2005, subject to achievement of profit targets and business milestones set by the Remuneration Committee, and dependent on the successful implementation of the succession plans.

Sir George Bull, Chairman of J Sainsbury plc commented:
"The board believes it is important to maintain management continuity during this period of recovery and transition. On this basis, I have agreed to stay beyond my initial retirement date and I am delighted that Peter has agreed to succeed me as Chairman at the end of March next year. The Board has agreed a package for Peter that focuses on profit improvement and business recovery targets, which we believe will lead to enhanced shareholder value. The Board is unanimous in its view that Peter's talent energy and vision make him an ideal candidate to succeed me as Chairman, drive through and increase the pace of change of the transformation of the Group, and position the Group strongly in light of the rapid developments within the food retailing sector."

Notes
This new award will be in the form of conditional awards of restricted shares to be released on 31 July 2005, subject to achievement of specific profit targets and business milestones set by the Remuneration Committee, and dependent on the successful implementation of the succession plans. Sir Peter Davis will be eligible for two awards of restricted shares. The first, amounting to one million shares, will be made in respect of the 2003/2004 financial year. The second, amounting to 500,000 shares, will be made in respect of the 2004/2005 financial year. Each of those awards will be subject to specific profit and business recovery targets.

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